

Sit Mutual Funds

Global Investment Outlook & Strategy Update
Executive Summary
October 8, 2020

After five consecutive months of gains, stocks modestly corrected in September as several risks developed to include signs of a downshift in global growth, a rise in coronavirus cases, a worsening of U.S.-China relations, and elevated policy uncertainty. The pullback in tech stocks was unsurprising and overdue, with signs of froth emerging in many of the most popular momentum stocks. We remain constructive on stocks over the intermediate and long term yet are mindful of the array of risks and uncertainties that will keep markets volatile.

We expect the global economic recovery will be choppy post this initial bounce, with stocks following suit. We also anticipate participation in market gains will broaden beyond large-capitalization tech stocks as the pandemic comes under control and global economies normalize. Our investment focus remains on high quality, fundamentally solid companies that can deliver above-average earnings growth, regardless of the economic backdrop. Tech remains a preferred sector, but we are becoming increasingly selective due to valuation concerns. We also believe health care, transportation, and select financial stocks offer an attractive combination of low valuations and earnings upside in an improving economy.

Click here to download our most recent Global Investment Outlook and Strategy paper. If you'd like to receive this via email or snail mail each quarter, just drop one of us a note.

To learn more about our funds, please visit our website at www.sitfunds.com or reach out to one of us.

Keith McFadyen
Director – Investment Advisory
(630) 235-0065
krm@sitinvest.com

Conner Murnighan
Director – Investment Advisory
(312) 550-5809
fcm@sitinvest.com

Disclosure
The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com